UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

SUPERIOR WELL SERVICES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86837X 10 5
(CUSIP Number)

David E. Wallace
Chief Executive Officer
Superior Well Services, Inc.
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 86837X 10 5
(1) NAMES OF REPORTING PERSONS: Thomas C. Snyder
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐
(b)☑
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 1,475,708*
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 1,475,708*
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,708*
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*           Mr. Thomas C. Snyder indirectly owns 1,332,827 shares through Snyder Associated Companies, Inc., which indirectly owns the 1,332,827 shares through its wholly-owned subsidiary, Snyder Industries, Inc. Mr. Thomas C. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Vice President and is a member of its board of directors. As such, Mr. Thomas C. Snyder may be deemed to have voting and dispositive power over the shares indirectly owned by Snyder Associated Companies, Inc. In addition, of the shares indicated as beneficially owned by Mr. Thomas C. Snyder, 119,881 shares are indirectly owned by him through the Elmer A. & Annabelle C. Snyder Joint Trust, which indirectly owns the 119,881 shares through Buffalo Valley Real Estate Co., which directly owns the 119,881 shares and which is wholly-owned by the Elmer A. & Annabelle C. Snyder Joint Trust. Mr. Thomas C. Snyder is a trustee and beneficiary of the Elmer A. & Annabelle C. Snyder Joint Trust and serves as an executive officer of Buffalo Valley Real Estate Co. As such, he may be deemed to have voting and dispositive power over the shares directly owned by Buffalo Valley Real Estate Co. Also, 22,000 shares are indirectly owned by Mr. Thomas C. Snyder through the Elmer A. & Annabelle C. Snyder Irrevocable Separate Shares Great-Grandchildren Trust, which directly owns the 22,000 shares. Mr. Thomas C. Snyder is a trustee of the Elmer A. & Annabelle C. Snyder Irrevocable Separate Shares Great-Grandchildren Trust, and as such, he may be deemed to have voting and dispositive power over the shares directly owned by the Elmer A. & Annabelle C. Snyder Irrevocable Separate Shares Great-Grandchildren Trust. Further, Mr. Thomas C. Snyder’s wife is a custodian of the Uniform Gifts to Minors Act account of Mr. Thomas C. Snyder’s step-grandchild, which account directly holds 1,000 shares, and, as such, Mr. Thomas C. Snyder may be deemed to have voting and dispositive power over the shares directly held by the account.

Item 1. Security and Issuer

Superior Well Services, Inc. is the issuer of the class of securities to which this Schedule 13D/A relates (the “Issuer”). The class of securities to which this Schedule 13D/A relates is common stock, par value $0.01 per share (the “Common Stock”), of the Issuer. The principal executive offices of the Issuer are located at 1380 Rt. 286 East, Suite #121, Indiana, Pennsylvania 15701.

Item 2. Identity and Background

(a)	This Schedule 13D/A is filed by Thomas C. Snyder (the “Filing Party”).

(b)	The address of the Filing Party is One Glade Park East, P.O. Box 1022, Kittanning, Pennsylvania 16201.

(c)
The Filing Party is a shareholder of Snyder Associated Companies, Inc., serves as its Vice President and is a member of its board of directors. The Filing Party also serves as an executive officer of Buffalo Valley Real Estate Co. The address of Snyder Associated Companies, Inc. is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(d)	During the last five years, the Filing Party has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Filing Party has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Filing Party is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Immediately before the closing of the offering on August 3, 2005, Superior Well Services, Ltd. and Bradford Resources, Ltd. became wholly owned subsidiaries of the Issuer pursuant to the contribution agreement by and among the Issuer, the general and limited partners of Superior Well Services, Ltd., and the general and limited partners of Bradford Resources, Ltd., dated May 3, 2005 (the “Contribution Agreement”). Upon the closing of the transactions contemplated by the Contribution Agreement, each of the general and limited partners in Superior Well Services, Ltd. and Bradford Resources, Ltd. received shares of common stock of the Company in exchange for their respective general and limited partnership interests. In connection with the closing of the Contribution Agreement and prior to the closing of the offering, Bradford Resources, Ltd. distributed $7.2 million to its partners and Superior Well Services, Ltd. distributed $1.9 million to its partners.

Each of David E. Wallace, the Issuer’s Chief Executive Officer and Chairman of the Issuer’s board of directors, Jacob B. Linaberger, the Issuer’s President, Rhys R. Reese, the Issuer’s Executive Vice President, Chief Operating Officer and Secretary, David E. Snyder, a director, and Mark A. Snyder, a director, was a limited partner in Superior Well Services, Ltd. Each of David E. Snyder and Mark A. Snyder is a stockholder and executive officer of each former general partner of Superior Well Services, Ltd. and Bradford Resources, Ltd. In addition, each of David E. Snyder and Mark A. Snyder is a stockholder and executive officer of Snyder Associated Companies, Inc. Three wholly owned subsidiaries of Snyder Associated Companies, Inc. owned all of the limited partner interests in Bradford Resources, Ltd. prior to the closing of the Contribution Agreement.

References to, and descriptions of, the Contribution Agreement of the Issuer as set forth in this Item 3 are qualified in their entirety by reference to the Contribution Agreement filed as Exhibit 1.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-124674) filed with the United States Securities and Exchange Commission under the Securities Act of 1933, which is incorporated in its entirety in this Schedule 13D/A.

Also, on November 4, 2008, the Filing Party made a gift of 945,758 shares of Common Stock to the Thomas C. Snyder 2008-A Grantor Retained Annuity Trust (the “2008 GRAT”) for estate planning purposes. The Filing Party is not a trustee of the 2008 GRAT and does not have voting or dispositive power over the shares directly owned by the 2008 GRAT.  On February 2, 2010, the 2008 GRAT, in accordance with its terms, made an annual annuity distribution of 241,825 shares of Common Stock to the Filing Party, who immediately made a gift of the shares to the Thomas C. Snyder 2010 Grantor Retained Annuity Trust (the “2010 GRAT”). The Filing Party is not a trustee of the 2010 GRAT and does not have voting or dispositive power over the shares directly owned by the 2010 GRAT.

Also, on December 26, 2008, the Elmer A. & Annabelle C. Snyder Irrevocable Separate Shares Great-Grandchildren Trust (the “Great-Grandchildren Trust”), of which the Filing Party is a trustee, received a gift of 8,000 shares of Common Stock. On February 6, 2009, the Great-Grandchildren Trust received a gift of 12,000 additional shares of Common Stock, and on January 22, 2010, the Great-Grandchildren Trust received another gift of 2,000 additional shares of Common Stock. As a trustee of the Great-Grandchildren Trust, the Filing Party may be deemed to have voting and dispositive power over the shares directly owned by such trust.

Additionally, on February 10, 2009, the Uniform Gifts to Minors Act account (the “UGMA Account”) of the Filing Party’s step-grandchild received 1,000 shares of Common Stock. The Filing Party’s wife is a custodian of the UGMA Account and, as such, the Filing Party may be deemed to have voting and dispositive power over the shares directly owned by the UGMA Account.

Item 4. Purpose of Transaction

See Item 3 above.

As of the date of this Schedule 13D/A, the Filing Party has no plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Filing Party or his affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)
According to information provided by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2010, as of May 4, 2010 there were 30,832,174 shares of Common Stock issued and outstanding.  The Filing Party beneficially owns 1,475,708 shares of Common Stock, representing 4.8% of the Issuer’s issued and outstanding Common Stock.

(b)
The Filing Party does not have sole power to vote or direct the vote and to dispose or direct the disposition of any shares of Common Stock. Pursuant to his position as a shareholder, executive officer and director of Snyder Associated Companies, Inc., the Filing Party has the shared power to vote or direct the vote and to dispose or direct the disposition of the 1,332,827 shares of Common Stock beneficially owned by Snyder Associated Companies, Inc. through its wholly owned subsidiary, Snyder Industries, Inc. Additionally, the Filing Party has the shared power to vote or direct the vote and to dispose or direct the disposition of the 119,881 shares are indirectly owned by him through the Elmer A. & Annabelle C. Snyder Joint Trust, which indirectly owns the 119,881 shares through Buffalo Valley Real Estate Co., which directly owns the 119,881 shares and which is wholly-owned by the Elmer A. & Annabelle C. Snyder Joint Trust. Further, pursuant to his position as a trustee of the Great-Grandchildren Trust, the Filing Party has shared power to vote or direct the vote and to dispose or direct the disposition of the 22,000 shares of common stock owned by the Great-Grandchildren Trust. The Filing Party may also be deemed to have voting and dispositive power over the 1,000 shares owned by the UGMA Account of which the Filing Party’s wife is a custodian.

(c)	The Filing Party has not effected any transactions in the Common Stock during the past 60 days.

(d)
Other than Snyder Industries, Inc. and Snyder Associated Companies, Inc. and their respective officers and directors, Mark A. Snyder and David E. Snyder, as trustees and beneficiaries of the Elmer A. and Annabelle C. Snyder Joint Trust, Mark A. Snyder and David E. Snyder, as trustees of the Great-Grandchildren Trust, and the Filing Party’s wife, as custodian of the UGMA Account, no other person is known by the Filing Party to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Filing Party.

(e)	The Filing Party ceased to be a beneficial owner of more than five percent of the Issuer’s Common Stock on February 2, 2010.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

To the best of the Filing Party’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

(a)
Contribution Agreement dated as of May 3, 2005 by and among Superior Well Services, Inc., the general and limited partners of Superior Well Services, Ltd. and the general and limited partners of Bradford Resources, Ltd. (filed as Exhibit 1.2 to the Issuer’s Registration Statement on Form S-1 filed May 6, 2005 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2010
/s/ Thomas C. Snyder
Thomas C. Snyder